Exhibit 99.2

News release

Biofrontera AG announces results of the elections for the new Supervisory Board

Leverkusen, Germany, December 14, 2021 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F), an international biopharmaceutical company, announces the results of the election to the new Supervisory Board at the Annual General Meeting on December 14, 2021. The shareholders present represented about 64% of the registered share capital.

As reported by the company on November 19, 2021, agreement was reached on the Supervisory Board candidates for election on December 14, 2021, as part of the mediation process between the Deutsche Balaton Group and the then incumbent Supervisory Board of Biofrontera AG.

The five new members, Dr. Heikki Lanckriet, Dr. Helge Lubenow, Karlheimz Schmelig, Dr. Jörgen Thielmann and Wilhelm K. T. Zours, were elected to the Supervisory Board by the Company’s Annual General Meeting on December 14, 2021, replacing the departing members Dr. Ulrich Granzer, Jürgen Baumann, Dr. John Borer, Reinhard Eyring and Kevin Weber. Prof. Dr. Franca Ruhwedel was re-elected to the Supervisory Board.

At its constituting meeting on December 14, 2021, the Supervisory Board elected Wilhelm K. T. Zours as its Chairman and Dr. Jörgen Thielmann as Vice Chairman of the Supervisory Board.

The Company made use of the option provided by the German legislator in view of the coronavirus pandemic to conduct the ordinary AGM as a virtual meeting without the physical presence of shareholders or their proxies. Via a password-protected online platform, registered shareholders could, among other things, visually and audibly follow the entire Annual General Meeting, exercise their voting rights and submit questions until two days prior to the AGM.

Further information on the Annual General Meeting including the detailed voting results and the Management Board presentation can be found at: https://www.biofrontera.com/en/annual-general-meeting.html

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Biofrontera AG

Anke zur Mühlen, Investor Relations

ir@biofrontera.com

+49-214-87632-0

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About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Leverkusen-based company develops and markets innovative products for the treatment, protection and care of the skin. Its key products include Ameluz®, a prescription drug for the treatment of non-melanoma skin cancer and its precursors. Ameluz® has been marketed in the EU since 2012 and in the USA since May 2016. In Europe, the company also markets the Belixos® dermocosmetic series, a specialty care product for damaged skin.

Biofrontera is one of a few German pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Forward-Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995.

These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the annual report on Form 20-F filed with the SEC, including Item 3.D. “Key Information - Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

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